FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

February 27, 2001

ORCHESTREAM HOLDINGS PLC

(Registrant's name)

Avon House
Kensington Village, Avonmore Road
London W14 8TS
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by Orchestream Holdings plc ("Orchestream") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, Orchestream is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2002

ORCHESTREAM HOLDINGS PLC

By: ______________________

Anthony Finbow
Chief Financial Officer

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Orchestream®

26 February 2002

Orchestream announces the appointment of Anthony Finbow as Chief Financial Officer

Orchestream Holdings plc (LSE: OCH, NASDAQ: OCHS), a leading provider of service activation and performance management software to global telecommunications network operators, announces the appointment of Anthony Finbow to the Board as Chief Financial Officer with effect from today.

Anthony has been with Orchestream since December 2000 and is currently Senior Vice President, Business Development. Anthony replaces Mark Charlton, who has been with Orchestream since September 1998 and was appointed CFO ahead of the company's successful flotation in June 2000. Mark will be leaving the company to pursue another business opportunity shortly.

Commenting on this Board change, Ashley Ward, CEO of Orchestream said:

"I am delighted that Anthony has agreed to take on this new role. He has played a key part in the development of the business since he joined us just over a year ago, in particular his role in establishing many of our key strategic partnering relationships. His understanding of the business, together with his financial experience, will be valuable assets to the company going forward.

"I would also like to take this opportunity to thank Mark Charlton for his contribution to the over the past 3 and a half years. He has been an important member of the team who guided Orchestream from being a small, unquoted, software development company through our successful flotation. We wish him all the best with his new venture."

Prior to joining Orchestream, Anthony spent six years working in corporate finance in the UK, Germany and Austria, working for HypoVereinsbank Group, and before that with WestLB Group. Prior to this he qualified as a solicitor with CMS Cameron McKenna.

Anthony has a Law degree from Downing College, Cambridge and an Engineering degree from Reading University. He is a member of the Law Society on the Roll of Solicitors.

There are no disclosures required in respect of paragraphs 6.F.2(b) to (g) of the Listing Rules.

For Further Information:

Orchestream Holdings plc
Ashley Ward, Chief Executive Officer 020 7348 1500

Hogarth Partnership
James Longfield/Georgina Briscoe 020 7357 9477

For more information about Orchestream see www.orchestream.com

####

This statement may contain certain forward-looking information that is based upon management's beliefs as well as on assumptions made by and data currently available to management. This information, which has been, or in the future may be, included in reliance on the "safe harbour" provisions of the Private Securities Litigation Reform Act of 1995, is subject to a number of risks and uncertainties, including but not limited to the factors identified in the Company's Form 20-F and other documents filed with the Securities and Exchange Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.'

6

Orchestream®

26 February 2002

Orchestream Holdings plc Announces Q4 2001 and Preliminary Results

Orchestream Holdings plc (LSE: OCH, NASDAQ: OCHS), a leading provider of service activation and performance management software to global telecommunications network operators, today announces its fourth quarter and full year results for the period ended 31 December 2001.

Key Highlights

- Q4 2001 revenues of £4.7m are 327% ahead of Q4 2000 and 47% ahead of Q3 2001. Revenues for the full year 2001 were £14.8m, up 448% on 2000;
- Cash operating costs in Q4 2001 were £7.2m, down 31% from Q3 2001;
- Q4 2001 EBITDA loss, before provisions for bad debt, was £2.7m, a reduction of 64% compared with £7.4m for Q3 2001;
- Net loss for 2001, including costs of share options, amortisation and write down of goodwill and exceptional items totalling £13.0m, was £35.0m compared with £10.5m in 2000;
- Cash position as at 31 December 2001 of £21m;
- 10 new Service Activator customers secured in Q4 2001 including Aliant (Bell Canada), Globtel (Orange) and Omnitel (Vodafone). Further revenues for Service Activator secured from existing customers, including Kingston, Telewest Broadband, Sonera and Reuters;
- New Resolve customers in the quarter include Cable & Wireless and Saudi Telecom. Resolve business unit's quarterly operating costs down to an ongoing level of £1.5 million in Q4 2001;
- Anthony Finbow to replace Mark Charlton as Chief Financial Officer (see separate announcement) and Gerry Montanus, of Atlas Venture, to step down as non-executive director, both with effect from today.

Ashley Ward, Chief Executive Officer of Orchestream commented:

"I am very pleased with the progress we have made over the past year in establishing Orchestream as a leading player in the fast developing Operational Support System market. Significant customer wins and a substantial increase in revenues, up over 400% in the year, demonstrate that our segments of the telecoms market, namely service activation and performance management, remain very active.

"We have taken significant steps to extend our technological lead in service activation over the period by maintaining our investment in product development. During the year we launched two new editions of Service Activator and these product enhancements have significantly expanded its immediately addressable market to include support for new network devices, wireline services at Layer 2 and Layer 3 and new 2.5G and 3G wireless services.

"Although market conditions have clearly had an impact on the speed at which new IP services have been deployed, industry forecasts predict that the opportunity for Service Activator remains as exciting as ever. To date, most of the leaders in IP services have been the newer carriers, who are less constrained by legacy systems and more open to new market opportunities. However this is changing, and we are seeing an increasing number of Tier 1 service providers looking at converged IP services as the key growth area.

"The changing market conditions are causing Tier 1 service providers to seek to implement next generation services in a variety of ways. These range from building an IP network from scratch to leveraging their investment in existing infrastructures by running IP services as a network hybrid on top of traditional Frame Relay and ATM networks. Whatever the approach, there are exciting growth opportunities for Service Activator as a standard automated platform for controlling the IP functionality of these networks.

"The trend towards leveraging existing Frame Relay and ATM networks plays very well to the strengths of Resolve as a carrier class performance management tool. Furthermore, we are now seeing exciting growth opportunities for Resolve in DSL and 2.5 and 3G wireless.

"We remain very focused on converting our prospects into customers and building revenues, whilst at the same time managing our costs down in our continued drive to profitability. This is achievable, despite the prevailing conditions in the wider telecoms market, and we expect to make great progress with our business in 2002.

"Finally, I would like to take this opportunity to thank Mark Charlton for his contribution to the business over the past three and half years and to wish him well in his new venture. I should also like to express my special thanks to Gerry Montanus of Atlas Venture for his contribution to the Board over the years. Atlas Venture remains a significant and supportive investor in Orchestream, but other commitments on Gerry's time have led to his decision to step down.

"I am delighted to welcome Anthony Finbow to the Board as CFO. Anthony is presently Senior Vice President, Business Development at Orchestream and has been instrumental in the establishment of many of our strategic partnering relationships over the past year. His understanding of the business, together with his financial experience, will be valuable assets to the company going forward."

For Further Information:

Orchestream Holdings plc
Ashley Ward, Chief Executive Officer 020 7348 1500

Hogarth Partnership
James Longfield/Georgina Briscoe 020 7357 9477

For more information about Orchestream see www.orchestream.com

####

This news release may contain statements of a forward-looking nature relating to probable financial performance of Orchestream Holdings plc. Such statements are based upon the information currently available to management, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

Orchestream®

Orchestream Holdings plc

Fourth quarter and Preliminary results
for the year ended 31 December 2001

2001 was a year of substantial progress for Orchestream as we continued our transition from being a start up software development company into an early stage market leader. The steps we have taken during the year to develop the business have further strengthened our competitive position and we are well on the way to achieving our objective of establishing our product, Service Activator, as the leading platform for managing IP services, and our company, as a leading provider of Operational Support Systems (OSS) software in the fast developing market for telecoms services.

During the year we became a more commercially focused business with an emphasis on securing sales of our software and supporting customer deployments. Despite the wider difficulties facing the telecoms market during 2001, we have ended the year in a much stronger competitive and commercial position than we started it.

Revenues for Q4 2001 were £4.7 million, representing growth of 327% over Q4 2000 and an increase of 47% over Q3 2001. There was strong growth in Service Activator revenues during Q4 2001, which accounted for £3.5 million of the total, a 150% improvement on Q3 2001 and the best quarter's revenue for Service Activator to date.

Total revenues for the year ended 31 December 2001 were £14.8 million, an increase of 448% over the revenues generated in 2000.

Cash operating expenses for Q4 2001 were reduced to £7.2 million, with an ongoing run rate in line with our estimated £2.3 million per month. These costs compare, on a like for like basis, with the £10.5 million recorded in Q3 2001. This 31% reduction in cash operating expenses, together with the revenues achieved in Q4 2001, resulted in a reduced operating loss of £2.7 million for the quarter (before depreciation, the cost of share options, amortisation of goodwill, exceptional items and provisions for bad debt) versus a loss of £7.4 million in Q3 2001.

Operating expenses, before cost of share options, amortisation of goodwill and exceptional items for the year amounted to £37.8 million for the year to 31 December 2001, which compares with £14.3 million for calendar 2000. This increase reflects the higher spend on sales and marketing during the year, together with continued investment in product development and the additional costs incurred with the Resolve business, which was acquired in April 2001.

Following an exceptional charge of £6.5 million against goodwill carried as part of the CrossKeys acquisition, the company recorded a net loss of £35.0 million for the year ended 31 December 2001. This includes amortisation of goodwill for the period amounting to £4.3 million, the costs associated with the NASDAQ listing of £567,000, a credit in respect of share option costs of £1.1 million, net interest receivable and foreign exchange movements of £1.5 million, restructuring and closure costs of £2.8 million and provisions for bad debt of £2.7 million. This compares to a net loss of £10.5 million in 2000.

After bad debt provisions of £2.7 million, debtors (receivables) were £10.2 million of which £8.5 million were trade debtors, the balance being VAT recoverable, prepayments, deposits and other sundry debtors. The bad debt provision has been increased both against specific and general receivables, particularly in light of recent alternative carrier financial reports. The company collected cash of over £3.5 million in the fourth quarter.

Cash reserves as at 31 December 2001 were £21 million compared to £26.1 at the end of September 2001 and £58.3 million at 31 December 2000. The movement in cash reserves in the year includes a number of non-recurring items that totalled £10.6 million for the year. These were the cash costs associated with the acquisition of CrossKeys of £7.2 million (including costs associated with settling contracts with former CrossKeys executives), the settlement of a £1.6 million loan owed by CrossKeys, the costs of the NASDAQ Listing of £567,000, restructuring and closure costs of £1.2 million. The company also had a considerably higher cost base during the middle part of the year, which has been reduced to an ongoing level of £2.3 million per month.

Operating review

During 2001, our first full year as a public company, we have successfully made the transition from an engineering-led early stage business to a sophisticated business with meaningful revenues and a large number of telecoms operator customers.

The telecoms market has experienced considerable difficulties during the year and this has placed an increased level of importance upon the launch of new network services and the improved efficiency in the management of complex network infrastructures. Service activation and performance management, the areas covered by our products, are now seen as the two most significant components in the OSS to enable the delivery of services under the new breed of Service Level Agreement (SLA). These are critical to unlocking the new revenues that will drive the revival of the telecoms market.

The technological developments achieved in the year have expanded our Service Activator product from being a tool to enable the delivery of specific new services, such as IP based Virtual Private Networks (IP-VPN), to covering the automation of a wider number of network management tasks, considerably reducing the costs of configuring and managing networks.

Further, as a result of the hardening telecoms environment there has been a considerable shift in focus by service providers away from building entirely new infrastructures to maximizing the returns from their existing infrastructures, using more sophisticated management tools. We have responded to this opportunity with the launch of version 5.0 of Resolve, seen by many as the most scalable, carrier class performance management product on the market.

At the time of our flotation in June 2000, we estimated that our Service Activator technology was some 12-18 months ahead of the competition. As we stand today, we can find no evidence that despite more software companies claiming capability in this area that any of the competition has captured market share in this burgeoning market.

This competitive strength has been further enhanced by the adoption of our software as the recommended solution by a large number of router manufacturers and systems integrators. We also continue to increase our level of co-operation with our partners where we are engaged in many joint customer initiatives.

Customer interest in our Service Activator software is extremely high and we are encouraged by the continued strength of our customer pipeline. In addition to repeat revenues from a number of customers such as Kingston Communications, Telewest Broadband and Reuters, we secured 10 new customers during the fourth quarter, including Aliant (Bell Canada), Globtel (Orange), and Omnitel (Vodafone). This brings the total number of Service Activator customers to over 50, a significant achievement in our first full year of product sales. The enterprise customer response to new IP services being offered by Service Activator users, such as Telewest Broadband, Energis and COLT, has been very encouraging and we expect this trend to gain momentum during the course of 2002.

To date, most of the leaders in IP services have been the newer carriers, who are less constrained by legacy systems and more open to new market opportunities. However this is changing, and we are seeing an increasing number of Tier 1 service providers looking at converged IP services as the key growth area. The changing market conditions are causing Tier 1 service providers to seek to implement next generation services in a variety of ways. These range from building an IP network from scratch to leveraging their investment in existing infrastructures by running IP services as a network hybrid on top of traditional Frame Relay and ATM networks. Whatever the approach, there are exciting growth opportunities for Service Activator as a standard automated platform for controlling the IP functionality of these networks.

The trend towards leveraging existing Frame Relay and ATM networks plays very well to the strengths of Resolve as a carrier class performance management tool. Furthermore, we are now seeing exciting growth opportunities for Resolve in DSL and 2.5 and 3G wireless.

In addition to Resolve, our acquisition of CrossKeys gave us a commercial presence in the US that would have been hard to achieve organically. We have continued to invest in Resolve and in June 2001 launched Resolve 5.0. The new features in this software address the market need for more complex network performance management and have ensured that we can grow sales of this product. This is reflected in the number of new customers added during the year, including Ericsson, Marconi, Cable and Wireless, Saudi Telecom.

Outlook

Although market conditions have clearly had an impact on the speed at which new IP services have been deployed, our customer knowledge and industry forecasts indicate that the opportunity for Orchestream is as exciting as ever.

The telecoms industry needs to improve financial performance. To do so, it requires new tools that will both unlock the revenues available from new IP services and reduce the costs of providing these services through automation. A look at our customer pipeline and the growing list of telecom equipment manufacturers who have asked us to develop device drivers to enable their products to work with Service Activator, are clear evidence that Orchestream is central to this change for many telecoms operators.

We remain very focused on converting our prospects into customers and building revenues, whilst at the same time managing our costs down in our continued drive to profitability. We expect to make great progress with our business in 2002.

####

This news release may contain statements of a forward-looking nature relating to probable financial performance of Orchestream Holdings plc. Such statements are based upon the information currently available to management, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

Orchestream Holdings plc

Consolidated unaudited profit and loss account
For the year ended 31 December 2001

	Note	Quarter ended 31 Dec 2001 Unaudited £'000	Quarter ended 31 Dec 2000 Unaudited £'000	Year ended 31 Dec 2001 Unaudited £'000	Year ended 31 Dec 2000 Audited £'000
Turnover					
Continuing operations – ongoing		3,525	1,114	8,193	2,746
Continuing operations – acquisition		1,160	-	6,491	-
Discontinued operations – acquisition		-	-	100	-
GROUP TURNOVER		4,685	1,114	14,784	2,746
Cost of sales		(103)	-	(416)	(5)
GROSS PROFIT		4,582	1,114	14,368	2,741
Administrative expenses					
Before cost of share options, amortisation of goodwill and exceptional items		(9,804)	(4,759)	(37,846)	(14,339)
Cost of share options	3	485	779	1,123	(1,043)
Amortisation of goodwill		(1,452)	-	(4,274)	-
Exceptional items – impairment charge on goodwill	4	(6,515)	-	(6,515)	-
– other	4	83	-	(2,121)	-
		(17,203)	(3,980)	(49,633)	(15,382)
Operating loss					
Continuing operations – ongoing		(3,192)	(2,866)	(17,957)	(12,641)
Continuing operations – acquisition		(8,961)	-	(16,353)	-
Discontinued operations – acquisition		(468)	-	(955)	-
GROUP OPERATING LOSS		(12,621)	(2,866)	(35,265)	(12,641)
Net loss on termination of operation – discontinued operations		(170)	-	(1,247)	-
LOSS ON ORDINARY ACTIVITIES BEFORE INTEREST		(12,791)	(2,866)	(36,512)	(12,641)
Interest receivable		222	927	2,035	2,111
Interest payable and similar charges		(10)	(1)	(540)	(11)
LOSS ON ORDINARY ACTIVITIES BEFORE TAXATION		(12,579)	(1,940)	(35,017)	(10,541)
Tax on loss on ordinary activities		-	-	-	-
LOSS FOR THE FINANCIAL YEAR		(12,579)	(1,940)	(35,017)	(10,541)
Loss per share					
Basic and diluted	5	10.9p	1.5p	30.7p	11.9p

Orchestream Holdings plc

Consolidated unaudited statement of total recognised gains and losses
For the year ended 31 December 2001

	Quarter ended 31 Dec 2001 Unaudited	Quarter ended 31 Dec 2000 Unaudited	Year ended 31 Dec 2001 Unaudited	Year ended 31 Dec 2000 Audited
	£'000	£'000	£'000	£'000
Loss for the financial year	**(12,579)**	(1,940)	**(35,017)**	(10,541)
Exchange profit/(loss) on retranslation of foreign net assets	**94**	22	**503**	(228)
Total recognised gains and losses relating to the financial year	**(12,485)**	(1,918)	**(34,514)**	(10,769)
Prior year adjustment	**(4,781)**	-	**(4,781)**	-
Total gains and losses recognised since last annual report	**(17,266)**	(1,918)	**(39,295)**	(10,769)

Orchestream Holdings plc

Consolidated unaudited balance sheet
31 December 2001

	Note	31 Dec 2001 Unaudited £'000	Restated 31 Dec 2000 Audited £'000
Fixed assets			
Intangible assets - Goodwill	6,7	6,307	-
Tangible assets		3,583	1,879
		9,890	1,879
Current assets			
Debtors		10,245	3,449
Cash at bank and in hand		20,995	58,295
		31,240	61,744
Creditors: amounts falling due within one year		(6,943)	(2,853)
Net current assets		24,297	58,891
Total assets less current liabilities		34,187	60,770
Creditors: amounts falling due after more than one year		(7)	(40)
Provisions for liabilities and charges		(1,535)	(880)
Net assets		32,645	59,850
Share capital and reserves			
Called up share capital		13,168	12,207
Share premium account		59,406	59,356
Merger reserve		12,909	12,909
Shares to be issued		48	-
Profit and loss account		(52,886)	(24,622)
Equity shareholders' funds		32,645	59,850

Orchestream Holdings plc

Consolidated unaudited cash flow statement
For the year ended 31 December 2001

	31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000
Net cash outflow from operating activities and termination of operations	**(31,304)**	(12,170)
Returns on investments and servicing of finance	**2,005**	2,185
Capital expenditure	**(1,130)**	(1,968)
Cash element of subsidiary acquisition	**(5,135)**	-
Cash outflow before management of liquid resources and financing	**(35,564)**	(11,953)
Management of liquid resources	**38,421**	(47,484)
Financing	**(1,737)**	59,811
Increase in cash in the year	**1,120**	374

Reconciliation of net cash flow to movement in net funds

	31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000
Increase in cash in the year	**1,120**	374
Net movement in liquid resources	**(38,421)**	47,484
Cash inflow from increase in lease financing	**(365)**	(5)
Movement in net funds in the year	**(37,666)**	47,853
Net funds at the start of the year	**58,214**	10,361
Net funds at the end of the year	**20,548**	58,214

Net cash outflow from operating activities and termination of operations

	31 Dec 2001 Unaudited £'000	31 Dec 2000 Audited £'000
Operating loss	**(35,265)**	(12,641)
Depreciation charges	**1,845**	467
Amortisation of goodwill	**4,274**	-
Impairment charge on goodwill	**6,515**	-
Loss on sale of fixed assets	**-**	26
Discount on options issued	**(243)**	243
Increase in debtors	**(4,947)**	(3,024)
(Decrease)/increase in creditors	**(3,249)**	1,879
Increase in provisions for liabilities and charges	**222**	880
Net cash outflow from operating activities	**(30,848)**	(12,170)
Cash outflow on termination of operations	**(456)**	-
	(31,304)	**(12,170)**

Orchestream Holdings plc

Notes to the statements

1. **Basis of preparation.** The statements have been prepared under the historical cost convention, and in accordance with the group's accounting policies as set out in the Annual Report and Accounts for the year ended 31 December 2000, as amended for in note 2 below.

   The financial information set out above for the twelve month periods ended 31 December 2001 and 31 December 2000 is unaudited. *The financial information set out for the year ended 31 December 2000 does not constitute statutory accounts* as defined in section 240 of the Companies Act 1985, for that period, on which the company's auditor gave a report which was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. These statutory accounts have been filed with the Registrar of Companies.

2. **Change in accounting policy - shares held by ESOP.** The group has changed its accounting policy in respect of company shares issued directly to the ESOP trust. Previously, these shares had been recorded as a fixed asset at issue price less any impairment in value. The new policy, which the directors consider to be more appropriate since the issue of shares to an entity included in the group accounts does not increase the group's total net assets, is to record the issue of shares to the ESOP trust as a deduction from the group profit and loss reserve. The change in accounting policy has been accounted for by way of a prior year adjustment; there was no effect on the current or prior year result.

3. **Cost of share options.**

	2001 £'000	2000 £'000
National Insurance on share options – issued post 6 April 1999	**(880)**	800
Discount on options granted	**(243)**	243
	(1,123)	1,043

The credit to cost of share options of £1,123,000 relates to the reversal of National Insurance and option discount provisions. *At 31 December 2001, the share price of £0.205 was below the exercise price of any options granted to* employees since 6 April 1999 and below the original exercise price of options deemed to have been issued at a discount in 2000. Hence the charges made in 2000 related to these options have been reversed in 2001.

4. **Exceptional items**

	2001 Continuing - ongoing £'000	2001 Continuing - acquisition £'000	2001 Discontinued - acquisition £'000	2001 Total £'000
Recognised in arriving at operating loss				
Cost of NASDAQ Listing	567	-	-	**567**
Restructuring costs	181	1,373	-	**1,554**
	748	1,373	-	**2,121**
Impairment charge on goodwill (see note 7)	-	6,515	-	**6,515**
	748	7,888	-	**8,636**
Recognised below operating loss				
Net loss on termination of operations	-	-	1,247	**1,247**
	748	**7,888**	**1,247**	**9,883**

NASDAQ Listing costs of £567,000, which included the costs of legal advisors, auditors and other registration fees, were incurred on 12 April 2001 when the company listed American Depository Shares on the NASDAQ Stock Exchange.

Restructuring costs of £1,554,000, relating mainly to headcount reductions and other estimated rationalisation costs, were incurred during the year in restructuring the business.

In accordance with the group's accounting policies, goodwill was reviewed for impairment at 31 December 2001 and a provision of £6,515,000 has been made against the carrying value in order to reflect value in use.

The American based Dyband operation, acquired as part of the CrossKeys Systems Corporation acquisition, was discontinued in September 2001, which resulted in a net loss on termination of operations of £1,247,000; relating to the cost of staff redundancies, advisory fees, the provision for the termination of equipment leases and other estimated closure costs. Revenue for the operation of £100,000 is disclosed as revenue from discontinued operations and operating costs of £1,055,000 for the period from 11 April 2001 to closure are included in the administrative expenses of the group.

5. **Earnings per share.** Basic and diluted loss per share is based on losses for the financial years and weighted average numbers of shares in issue as follows:

	2001 £'000	2000 £'000
Loss for the financial year	**(35,017)**	(10,541)
Weighted average number of shares - basic and diluted	**114,072,500**	88,798,082

Ordinary shares are represented on NASDAQ by American Depository Shares in the ratio of 10 ordinary shares to one American Depository Share.

6. **Investment - Acquisition of CrossKeys Systems Corporation.** On 11 April 2001 the company completed the purchase of CrossKeys Systems Corporation, a performance management software business, incorporated in Canada. The aggregate consideration was £7,334,000 satisfied by the issue of 8,679,223 ordinary shares of £0.10 at £0.845 each. In addition, there were other cash costs associated with the acquisition which amounted to £5,264,000.

	2001 £'000
Net liabilities acquired (after fair value and accounting policy adjustments)	(4,498)
Goodwill on acquisition	17,096
	12,598

	2001 £'000
Discharged by:	
Issue of shares	7,334
Costs associated with the acquisition	5,264
	12,598

7. **Goodwill**

	2001 £'000
Arising on the acquisition of CrossKeys Systems Corporation – 11 April 2001	**17,096**
Amortisation provided in the year	**(4,274)**
Additional charge for impairment	**(6,515)**
Net book value at 31 December 2001	**6,307**

The goodwill arising on this acquisition is being amortised over 36 months, this being the directors' best estimate of the useful economic life.

In accordance with the group's accounting policies, goodwill was reviewed for impairment at 31 December 2001 and a provision has been made against the carrying value in order to reflect value in use.

8. **Copies of the financial statements** will be sent to all shareholders and are available to the public on application to the company's registered office.